 Exhibit 99.1

 2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

 Catherine ENCK
Tel. 33 (1) 47 44 37 76

 Patricia MARIE
Tel. 33 (1) 47 44 45 90

 Paul FLOREN
Tel. : 33 (1) 47 44 45 91

 Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

 Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

 Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

 Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

 Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

 Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

 Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

 TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

 www.total.com

FOR IMMEDIATE RELEASE

Total is High Bidder on 18 Deepwater Gulf of Mexico Blocks

Paris, August 27, 2003 — Total announces that its subsidiary, Total E&P USA, Inc., was the high bidder on 18 deepwater exploration blocks during the August 20 Gulf of Mexico lease sale 187. Total will operate these blocks with a 100% working interest. Award of these blocks is subject to final approval by the U.S. Interior Department’s Minerals Management Service.

The blocks, located in the Keathley Canyon area of the western Gulf of Mexico, cover an area of 259 square kilometers and are situated in water depths of approximately 2,100 meters.

This acquisition is in accordance with Total’s strategy in the Gulf of Mexico of using its international deepwater experience to identify new opportunities.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com